Summary of updates made 31 January 2025:

- In Schedule A,

    - Title or status updated to reflect current status:
        - Robert Karofsky title updated to President UBS Americas and GWM Co-President
        - Marco Valla title was updated to Co-President
- Execution page was updated from Senior Officer Robert Karofsky to Marco Valla